 1-A/A LIVE 0001761911 XXXXXXXX 024-10957 false false false Nowigence Inc. NY 2011 0001761911 7370 45-2891478 17 0 418 BROADWAY ALBANY NY 12207 1-518-396-5853 Andy Altahawi Other 7326.00 0.00 0.00 652986.00 660312.00 30505.00 61051.00 91556.00 -632183.00 660312.00 49950.00 80726.00 107992.00 -316361.00 0.00 0.00 IndigoSpire CPA Group, LLC Class A and B Common 58235000 N/A N/A None 0 N/A N/A None 0 N/A N/A true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 1000000 20407730 5.0000 5000000.00 0.00 0.00 0.00 5000000.00 IndigoSpire CPA Group, LLC 16000.00 Global Quantitatives 65000.00 4900000.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false Nowigence Inc Class B Common 37827270 0 The Founders' Class B stock was issued for an aggregate amount of $102,000 which represents $0.002 per share. Nowigence Inc Class A Common 20407730 0 The Class A stock was issued for an aggregate amount of $1100000 which represents $0.05 per share. Class A stock Exempt from registration under Rule 506(c) of the Securities Act. Class B stock under Section 4(a)(2).